SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

GOL Announces Partnership with Bradesco and Banco do Brasil to Create the SMILES Credit Card

The SMILES co-branded credit card represents the newest channel for accumulating and using miles in Latin America’s largest mileage program

São Paulo, June 30, 2009 – GOL Linhas Aéreas Inteligentes S.A. (“Company”, Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, announces that on today’s date its subsidiary VRG Linhas Aéreas S.A. formalized a partnership with Bradesco and Banco do Brasil (“Financial Institutions”) through an Operating Agreement (“Operating Agreement”) for the issue and administration of co-branded credit cards.

Through this partnership, the Financial Institutions may issue to their clients credit cards with the SMILES brand, facilitating growth and expansion in the loyalty program. Today, the SMILES loyalty program has more than 6.2 million clients, making it the largest in Latin America, with up to 100,000 new registrations each month.

Under the Operating Agreement, GOL will initially receive approximately R$252.0 million for the acquisition of miles from the SMILES program and the Financial Institutions’ rights to access and use the registration database and a share of the revenue from the credit cards issued. Approximately 60% of this total will be paid by July 31, 2009, 22% by January 31, 2010, and 18% will be paid in monthly installments during the first five years.

Under the Operating Agreement, SMILES program members opting for the co-branded credit card may, besides accumulating miles by using the credit card for purchases, benefit from the program's exclusive advantages, which include special promotions, bonuses and discounts on annual fees, etc.

According to GOL CEO Constantino de Oliveira Junior, “More than a loyalty program, SMILES represents a strategic asset for GOL. Co-branded credit cards introduce a series of benefits that lead to greater customer satisfaction, which is something we consistently pursue.”

“This partnership with two of the country’s most important financial institutions represents another important step in the development and recognition of the SMILES program, which is recovering its leadership position,” said Constantino.

Through new partnerships and the sale of mileage packages to financial institutions and retail chains, the economic potential of SMILES, an asset arising from the VRG acquisition, will be better explored, bringing novelties and benefits for clients. The Brazilian loyalty program market is estimated at R$1.2 billion per year, and GOL’s objective is to see SMILES contributing to its growth while increasing its market share.

Co-Branded Cards Conference Call
English	Portuguese
June 30th, 2009	June 30th, 2009
3:00 p.m. (US EST)	3:45 p.m. (US EST)
4:00 p.m. (Brasília Time)	4:45 p.m. (Brasília Time)
Phone: +1 (973) 935-8893	Phone: +55 (11) 2188-0188
Replay: +1 (706) 645-9291 (7 days)	Replay: +55 (11) 2188-0188 (7 days)
Code: 18019682	Code: GOL

Participants are requested to connect ten minutes prior to the time set for the conference calls.

Speakers:

Leonardo Porciuncula Gomes Pereira
Executive Vice-President and Chief Financial Officer

Rodrigo Alves
Head of Investor Relations

CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the largest low-cost and low-fare airline in Latin America, offers around 800 daily flights to 49 destinations that connect all the important cities in Brazil and nine major destinations in South America. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. The Company’s service is recognized as the best value proposition in the market.
Leonardo Pereira - CFO and IRO
Rodrigo Alves – Head of IR
Tel.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir

Corporate Communication
Tel.: (55 11) 2128-4413
comcorp@golnaweb.com.br

Media Relations
FSB Comunicações (Brazil)	This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disc losure documents and are, therefore, subject to change without prior notice.
Carolina Stefanini and Érica Arruda
Tel.: (55 11) 3061-9596/ 2128-4420
carolina.stefanini@fsb.com.br or
erica.arruda@fsb.com.br

Edelman (EUA and Europe):
M. Smith and N. Dean
Tel.: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.